December 4, 2013

Via EDGAR Submission

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Healthcare Company, Inc.

Annual Report on Form 10-K

Filed March 1, 2013

File No. 001-35331

Dear Mr. Riedler:

Below is the response of Acadia Healthcare Company, Inc. (the “Company”) to the comment in your letter dated November 21, 2013 regarding the Company’s Annual Report on Form 10-K filed with the United States Securities and Exchange Commission on March 1, 2013 (File No. 001-35331) (the “2012 Form 10-K”). The Staff’s comment is repeated and underlined for convenience of reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 27

1.	We note your disclosure on pages 27 and 29 that the increases to same-facility revenue before provision for doubtful accounts in 2012 and 2011 were primarily attributed to increased same-facility growth in patient days. Please revise your disclosure to discuss the reasons for the disclosed growth in patient days over the highlighted periods.

Response:

In Item 1. Business (pages 1, 2 and 3) and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 26) of the 2012 Form 10-K, the Company provides disclosure about its strategy to drive organic growth and increase revenue at its facilities by, among other things, increasing the number of beds in its existing facilities. The increase in beds at existing facilities is the primary driver of the increase in same-facility patient days. The Company will expand the relevant disclosures in its Annual Report on Form 10-K for the year ending December 31, 2013 (the “2013 Form 10-K”) to explain the increase in same-facility patient days for the year ended December 31, 2012 compared to the year ended December 31, 2011 as follows:

“Consistent with the same-facility patient day growth in 2011, the growth in same-facility patient days for the year ended December 31, 2012 compared to the year ended December 31, 2011 resulted from the addition of beds to our existing facilities and ongoing demand for our services.”

The Company will include in the 2013 Form 10-K and other future filings a similar explanation when describing any growth in same-facility patient days for periods subsequent to 2012, to the extent applicable and material.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any additional questions, please contact the undersigned at (615) 861-6000 or James H. Nixon III, the Company’s legal counsel, at (615) 850-8855.

Sincerely,

Acadia Healthcare Company, Inc.

By:	/s/ David M. Duckworth
David M. Duckworth
Chief Financial Officer